STATE of DELAWARE CERTIFICATE of AMENDMENT of CERTIFICATE of INCORPORATION	State of Delaware Secretary of State Division of Corporations Delivered 11:30AM 07/29/2003 FILED 11:30AM 07/29/2003 SRV 030495979 - 3187589 FILE

  First: That at a meeting of the Board of Directors of Big Bear Gold Corporation, resolutions were duly adopted setting forth a proposed amendment of the Certificate of Incorporation of said corporation, declaring said amendment to be advisable and calling a meeting of the stockholders of said corporation for consideration thereof. The resolution setting forth the proposed amendment is as follows:
  Resolved, that the Certificate of Incorporation of this corporation be amended by changing the Article thereof number "FIVE" so that, as amended, said Article shall be and read as follows:
  "The total number of shares of stock which the corporation shall have authority to issue is one hundred and sixty million (160,000,000). All such shares are to be with a par value of $0.0001 and are to be of one class."
  Second: That thereafter, pursuant to resolution of its Board of Directors, a special meeting of the stockholders of said corporation was duly called and held, upon notice in accordance with Sections 222 of the General Corporation Law of the State of Delaware at which meeting the necessary number of shares as required by statute were voted in favor of the amendment.
  Third: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.
  Fourth: That the capital of said corporation shall not be reduced under or by reason of said amendment.

BY: /s/ William Whittle
(Authorized Officer)

NAME: William Whittle
(Type or Print)